SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Critical Therapeutics, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
22674T105
(CUSIP Number)
David B. Clement
Smith, Anderson, Blount, Dorsett, Mitchell, & Jernigan, LLP
2500 Wachovia Capitol Center
Post Office Box 2611
Raleigh, North Carolina 27602-2611
(919) 821-6754
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 1, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22674T105	Schedule 13D	Page	2	of	10

1	NAMES OF REPORTING PERSONS Cornerstone BioPharma Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 5)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,335,455 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,335,455 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Calculated based on 43,515,698 shares of the Issuer’ s common stock outstanding as of March 19, 2008, which is the total number of shares of the Issuer’s common stock outstanding on that date as reported in Amendment No. 1 to the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 16, 2008.

CUSIP No.	22674T105	Schedule 13D	Page	3	of	10

1	NAMES OF REPORTING PERSONS Cornerstone BioPharma Holdings, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 5)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Anguilla

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,335,455 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,335,455 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
(2) Calculated based on 43,515,698 shares of the Issuer’s common stock outstanding as of March 19, 2008, which is the total number of shares of the Issuer’s common stock outstanding on that date as reported in Amendment No. 1 to the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 16, 2008.

CUSIP No.	22674T105	Schedule 13D	Page	4	of	10

1	NAMES OF REPORTING PERSONS Craig A. Collard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 5)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,335,455 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,335,455 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(3) Calculated based on 43,515,698 shares of the Issuer’s common stock outstanding as of March 19, 2008, which is the total number of shares of the Issuer’s common stock outstanding on that date as reported in Amendment No. 1 to the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 16, 2008.

4

CUSIP NO. 22674T105	Schedule 13D	Page 5 of 10
Schedule 13D
Item 1. Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share, of Critical Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 60 Westview Street, Lexington, Massachusetts 02421.
Item 2. Identity and Background.
This Schedule 13D is being filed jointly pursuant to Rule 13d-1(k)(1) on behalf of Cornerstone BioPharma Holdings, Inc., a Delaware corporation (“CBPHI”), Cornerstone BioPharma Holdings, Ltd., an Anguilla company (“CBPHLtd”), and Craig A. Collard, a citizen of the United States. CBPHI is a specialty pharmaceutical company, and CBPHLtd is a holding company that beneficially owns approximately 53.9% of CBPHI. Mr. Collard beneficially owns approximately 53.8% of CBPHLtd. CBPHI, CBPHLtd and Mr. Collard are collectively referred to herein as the “Reporting Persons”.
The business address of the Reporting Persons is c/o Cornerstone BioPharma Holdings, Inc., 2000 Regency Parkway, Suite 255 Cary, NC 27511.
The Reporting Persons have not, during the five years prior to the date of this Schedule 13D, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Persons were or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Please see Schedule I for information pertaining to CBPHI’s and CBPHLtd’s executive officers and directors.
Item 3. Source and Amount of Funds or Other Consideration.
On May 1, 2008, the Issuer, Neptune Acquisition Corp., a wholly owned subsidiary of the Issuer (the “Transitory Subsidiary”), and CBPHI entered into an Agreement and Plan of Merger (the “Merger Agreement”). Under the Merger Agreement, the Transitory Subsidiary will be merged with and into CBPHI (the “Merger”), with CBPHI continuing after the Merger as the surviving corporation and a wholly owned subsidiary of the Issuer.
At the effective time of the Merger, all outstanding shares of CBPHI’s common stock will be converted into and exchanged for shares of the Issuer’s common stock and all outstanding options, whether vested or unvested, and all outstanding warrants to purchase CBPHI’s common stock will be assumed by the Issuer and become options and warrants to purchase the Issuer’s common stock. The Merger Agreement provides for the Issuer to issue in the Merger to CBPHI stockholders, and assume CBPHI options and warrants that will represent an aggregate of approximately 101.5 million shares of the Issuer’s common stock, subject to adjustment as a result of a reverse stock split of the Issuer’s common stock to occur in connection with the Merger. Immediately following the effective time of the Merger, CBPHI’s stockholders will own approximately 70 percent, and the Issuer’s current stockholders will own approximately 30 percent, of the Issuer’s common stock, after giving effect to shares issuable pursuant to CBPHI’s outstanding options and warrants, but without giving effect to any shares issuable pursuant to the Issuer’s outstanding options and warrants. The exchange ratio per share of CBPHI’s common stock will be based on the number of shares of CBPHI’s common stock outstanding immediately prior to the effective time of the Merger and will not be calculated until that time.
Following consummation of the Merger, the Issuer will be renamed Cornerstone Therapeutics Inc. and its headquarters will be located in Cary, North Carolina, at CBPHI’s headquarters. Promptly after the effective time of the Merger, the Issuer has agreed to appoint directors designated by CBPHI to the Issuer’s Board of Directors, specified current directors of the Issuer will resign from the Board of Directors and the Issuer will appoint new executive officers designated by CBPHI.
Immediately prior to the effective time of the Merger, the Issuer has agreed to effect a reverse stock split of its common stock whereby each issued and outstanding share of its common stock will be reclassified and combined into a fractional number of shares of common stock. The reverse stock split ratio is to be mutually agreed upon by the Issuer and CBPHI. The reverse stock split is necessary so that as of the effective time of the Merger the Issuer will satisfy the minimum bid price requirement pursuant to NASDAQ’s initial listing standards.
Concurrently with the execution of the Merger Agreement, funds managed by Healthcare Ventures and Advanced Technology Ventures, which own in the aggregate approximately 19.2 percent of the Issuer’s outstanding common stock, entered into agreements

CUSIP NO. 22674T105	Schedule 13D	Page 6 of 10
with CBPHI and the Issuer (the “Stockholder Agreements”), the form of which is attached as Exhibit A-3 to the Merger Agreement. The Stockholder Agreements provide, among other things, that such stockholders will vote in favor of the issuance of the Issuer’s common stock in the Merger and have granted to CBPHI a proxy to vote all of such stockholders’ shares in favor of the issuance of the Issuer’s common stock in the Merger.
The descriptions of the Merger Agreement and the Stockholder Agreements do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is referenced herein as Exhibit 99.01 and is incorporated by reference into this Item 3, and to the Stockholder Agreements, the form of which is Exhibit A-3 to the Merger Agreement.
Item 4. Purpose of Transaction.
The stockholders of the Issuer that entered into the Stockholder Agreements agreed to enter into such agreements to induce CBPHI to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Merger.
Except as may be set forth in this Schedule 13D, the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth below:
(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a) and (b). As of May 1, 2008, a total of 8,335,455 issued and outstanding shares of the Issuer’s common stock were subject to the Stockholder Agreements (the “Stockholder Agreement Shares”). Of those 8,335,455 shares, 5,153,323 shares were owned by funds managed by Healthcare Ventures, and 3,182,132 shares were owned by funds managed by Advanced Technology Ventures. The Stockholder Agreement Shares represent approximately 19.2% of the issued and outstanding shares of the Issuer’s common stock (based on 43,515,698 shares of the Issuer’s common stock outstanding as of March 19, 2008, which is the total number of shares of the Issuer’s common stock outstanding on that date as reported in Amendment No. 1 to the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 16, 2008). By virtue of the Stockholder Agreements, CBPHI may be deemed to share with the Issuer’s stockholders that entered into the Stockholder Agreements the power to vote or direct the voting of the Stockholder Agreement Shares. However, CBPHI is not entitled to any other rights as a stockholder of the Issuer as to the Stockholder Agreement Shares, does not have any right to dispose or direct the disposition of the Stockholder Agreement Shares, and does not have any voting rights with respect to the Stockholder Agreement Shares except as granted in the Stockholder Agreements.
CBPHLtd beneficially owns approximately 53.9% of CBPHI, and consequently may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by CBPHI. Craig A. Collard is a) the President, Chief Executive Officer, and a director of CBPHI, b) the President, Chief Executive Officer, and a director of CBPHLtd, and c) the beneficial owner of approximately 53.8% of

CUSIP NO. 22674T105	Schedule 13D	Page 7 of 10
CBPHLtd, and consequently may be deemed to be the beneficial owner of any shares deemed beneficially owned by CBPHI or CBPHLtd.
No shares of the Issuer’s common stock are owned directly by a Reporting Person, or by any executive officer or director of CBPHI or CBPHLtd.
As of May 1, 2008, funds managed by Healthcare Ventures held warrants to acquire 383,212 shares of the Issuer’s common stock, and funds managed by Advanced Technology Ventures held warrants to acquire 447,081 shares of the Issuer’s common stock. However, none of the Reporting Persons have the power to require that any of those warrants be exercised, or have any other rights relating to such warrants or the shares underlying such warrants. The Reporting Persons expressly disclaim beneficial ownership of such warrants and underlying shares, and the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of sections 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of any such warrants or underlying shares.
(c) Other than the acquisition of the shared power to vote or direct the voting of the Stockholder Agreement Shares pursuant to the Stockholder Agreements, no Reporting Person has effected any transaction in the shares of the Issuer’s common stock during the past 60 days.
(d) and (e). Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.01	Agreement and Plan of Merger, dated as of May 1, 2008, by and among Critical Therapeutics, Inc., Neptune Acquisition Corp. and Cornerstone BioPharma Holdings, Inc.

Exhibit 99.02	Joint Filing Agreement, dated as of May 9, 2008, between Cornerstone BioPharma Holdings, Inc., Cornerstone BioPharma Holdings, Ltd., and Craig A. Collard

CUSIP NO. 22674T105	Schedule 13D	Page 8 of 10
SIGNATURE
After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORNERSTONE BIOPHARMA HOLDINGS, INC.

Dated: May 9, 2008

	By: Name:	/s/ Craig A. Collard Craig A. Collard
	Title:	President and Chief Executive Officer

CORNERSTONE BIOPHARMA HOLDINGS, LTD.

	By: Name:	/s/ Craig A. Collard Craig A. Collard
	Title:	President and Chief Executive Officer

/s/ Craig A. Collard

Craig A. Collard

CUSIP NO. 22674T105	Schedule 13D	Page 9 of 10
EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.01	Agreement and Plan of Merger, dated as of May 1, 2008, by and among Critical Therapeutics, Inc., Neptune Acquisition Corp. and Cornerstone BioPharma Holdings, Inc.

Exhibit 99.02	Joint Filing Agreement, dated as of May 9, 2008, between Cornerstone BioPharma Holdings, Inc., Cornerstone BioPharma Holdings, Ltd., and Craig A. Collard

CUSIP NO. 22674T105	Schedule 13D	Page 10 of 10
SCHEDULE I
Executive Officers and Directors of Cornerstone BioPharma Holdings, Inc.
          The name and principal occupation of each executive officer and director of Cornerstone BioPharma Holdings, Inc. (“CBPHI”) are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer’s name refers to employment with CBPHI. The business address of each person is c/o Cornerstone BioPharma Holdings, Inc., 2000 Regency Parkway, Suite 255 Cary, NC 27511.

Name	Present Principal Occupation

Craig A. Collard	President, Chief Executive Officer and Director
Alastair S. McEwan	Chairman of the Board of Directors, Cornerstone BioPharma Holdings, Inc.
Chairman of the Board of Directors, Cornerstone BioPharma, Inc.
Director, Aristos Pharmaceuticals, Inc.
Director, Averion International Corp.
Director, Carolina Moving and Storage, Inc.
Director, Carolina Relocation Group, Inc.
Steven M. Lutz	Executive Vice President, Commercial Operations
Chenyqua M. Baldwin	Vice President, Finance
George Esgro	Vice President, Sales and Marketing
Brian Dickson	Chief Medical Officer
Executive Officers and Directors of Cornerstone BioPharma Holdings, Ltd.
          The name and principal occupation of each executive officer and director of Cornerstone BioPharma Holdings, Ltd. (“CBPHLtd”) are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer’s name refers to employment with CBPHLtd. The business address of each person is c/o Cornerstone BioPharma Holdings, Inc., 2000 Regency Parkway, Suite 255 Cary, NC 27511.

Name	Present Principal Occupation

Craig A. Collard	President, Chief Executive Officer and Director